Ex

Law Office of BRIAN P. SIMON

Attorneys at Law

AD-9

SEC
Mail Processing
Section

OCT 19 2012

Washington DC
401

October 18, 2012

Mr. James Lopez
Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

RE: Amendment No. 6 to ABCO Energy, Inc. Offering Statement on Form 1-A ("Amendment No. 6") File No. 024-10226

Gentlemen:

Pursuant to Rule 252(h) under the Securities Act of 1933, as amended ("Act") enclosed please find the following:

1. Seven (7) copies of the Amendment No. 6,including all Exhibits, one (1) copy of which is manually signed;

2. All copies of the Amendment No. 6 included herein have been sequentially numbered as required under Rule 403(d) under the Act; and,

3. Four (4) copies of the Amendment No. 6, including all Exhibits, which we marked to show all changes made to the Amendment No. 5 filed with the Commission on September 20, 2012.

Our responses to your Comment Letter dated September 25, 2012, appear directly below each of the comments. If we have done what has been requested, or the subject word, phrase, sentence or paragraph, as the case may be, has been deleted, we state "Done " and indicating the page number(s) in the Amendment No. 6 where the change(s) may be found. If not, we will make the appropriate comments.

The financial statements contained in Amendment No. 6 have been updated to June 30, 2012, as required by Reg. A, Part F/S.

10562 Eastborne Avenue • Los Angeles • California 90024
Telephone (310) 855-3382 • Facsimile (310) 492-5408

Summary Financial Information, page 13

       1. **Please update your summary statements of operations to present interest expense, net income (loss), convertible preferred stock dividends and net income (loss) applicable to common shareholders consistent with the manner presented in your financial statements on page 46.**

    Response to Comment 1

    The Summary Statement of Operations at page 13 is now consistent with the Consolidated Statement of Operations at page 47.

Use of Proceeds, page 22

       2. **Please revise your discussion in this section to discuss the use of proceeds at the minimum offering level ($500,000) rather than at the 10% completion level.**

    Response to Comment 2

    No changes required per discussion on September 26. 2012 with the staff to the effect that the discussion, as presented in Amendment No. 5, is correct.

Plan of Distribution, page 24

       3. **We note your revised disclosure under Plan of Distribution and elsewhere that the Company may extend the offering and that the offering may terminate on "such later date as is determined by the Company." Please revise your disclosure to provide the precise length of any extension period.**

    Response to Comment 3

    Done. See pages 6, 7, 12, 22, 24 and 25.

4. **In this regard it is also unclear whether you intend to suggest from your disclosure on page 12 that the offering will continue indefinitely if the $500,000 minimum proceeds are not received. Please revise to clarify the termination date of your offering in light of your intention to escrow funds received by investors.**

Response to Comment 4

Done. page 12

Results of Operations
Fiscal Year Ended December 31, 2011 Compared to Fiscal Year Ended December 31, 2010, page 29 and Three Months Ended March 31, 2012 Compared to Three Months Ended March 31, 2011, page 31

5. **Please update your summary statements of operations to present interest expense, net income (loss), convertible preferred stock dividends and net income (loss) applicable to common shareholders consistent with the manner presented in your financial statements on page 46. Please ensure your discussions of the results of operations relating to dividends and interest expense are updated accordingly.**

Response to Comment 5

The Consolidated Statement of Operations at pages 13, 31 and 47 are now updated and consistent as requested.

We have added the percentage of revenue for each line item on the Consolidated Statement of Operations on pages 29 and 31 to increase the reader's understanding of the percentages discussed in the MD and A.

Management, page 37
Directors, Executive Officers, Promoters and Control Persons, page 37

6. **We note that you have deleted disclosure regarding Mr. Shorey throughout your prospectus in response to comment three of our letter dated September 12, 2012. Please restore such disclosure and your disclosure regarding Mr. Shorey being a promoter of the company or provide a more fulsome analysis of why Mr. Shorey would not be considered a promoter pursuant to the definition of that term in Exchange Act Rule 12b-2.**

Additionally, we note that you have deleted Mr. Shorey from your section addressing the Remuneration of Directors and Officers and that Mr. Shorey resigned as an officer and director effective May 21, 2012. Restore the deleted disclosure in the Remuneration of Directors and Officers section and in the Interest of Management and Other in Certain Transaction section along with the other disclosure in your document or advise us why in detail such disclosure is not required. We may have further comment.

Response to Comment 6

Done. We have restored Mr. Shorey as a promoter at page 40 and 41, and restored the disclosures deleted from Amendment No. 4 in the Remuneration of Directors and Officers and Interest in Management etc., as set forth in Amendment No. 6.

Consolidated Statements of Stockholders' Equity, page 47

7. Please revise to present net loss for the annual and interim periods consistent with the amount presented on your consolidated statements of operations (i.e. $139,109 for fiscal year 2010, $119,368 for fiscal year 2011, and $47,678 for the interim period ended March 31, 2012) and present separately the convertible preferred stock dividends for the periods presented.

Response to Comment 7

The (i) net loss presentation is now consistent on pages 13, 31 and 47, and (ii) the convertible preferred stock dividends are separately presented on page 47 as requested.

Consolidated Statements of Cash Flows, page 48

8. Please revise your statements of cash flows to begin with net loss as presented in your statement of operations and present the convertible preferred stock dividends as a cash flow from financing activities.

Response to Comment 8

Done. See page 49.

Exhibits

       9. We partially reissue comment six of our letter dated September 12, 2012. Please delete the representation that the subscriber has "read and is familiar with ... the OC and the section captioned 'Risk Factors' ... and all other documents in connection with this Offering." We also note the similar representation in the second paragraph of page four of the subscription agreement (page 79 of the offering statement).

       <u>Response to comment 9</u>

Done. See Exhibit 3.4 attached to Amendment No. 6

                           Very truly yours,

                           Brian P. Simon

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